

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Biao (Luke) Lu
Chief Executive Officer
Color Star Technology Co., Ltd.
800 3rd Avenue, Suite 2800
New York, NY 10022

      Re: Color Star Technology Co., Ltd.
          Form 20-F for the Fiscal Year Ended June 30, 2020
          Filed November 13, 2020
          File No. 333-226308

Dear Mr. Lu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction

cc: Elizabeth Fei Chen